Exhibit 99.1

Brazil Potash Announces Filing of Annual Report on Form 20-F For Fiscal Year 2024

and Upcoming Business Update Call

Company to Host Business Update Call at 4:30 PM ET on Wednesday, April 9, 2025

MANAUS, BRAZIL, March 31, 2025 (GLOBE NEWSWIRE) — Brazil Potash Corp. (“Brazil Potash” or the “Company”) (NYSE-American: GRO), a mineral exploration and development company with a potash mining project, the Autazes Project, today announced that it has filed its Annual Report on Form 20-F for the fiscal year ended December 31, 2024, with the U.S. Securities and Exchange Commission (the “SEC”).

The Annual Report on Form 20-F is available on the Company’s website at https://ir.brazilpotash.com and on the SEC’s website at www.sec.gov. Shareholders may receive a hard copy of the Annual Report, which includes the Company’s complete audited financial statements, free of charge upon request by contacting Investor Relations at info@brazilpotash.com.

Business Update Call

Brazil Potash management will host a webcast to provide a business update at 4:30 PM ET on Wednesday, April 9, 2025. The call will include a discussion of recent operational developments at the Autazes Potash Project, commercial progress, and an overview of the Company’s strategic objectives for 2025.

Interested investors and other parties can listen to the webcast by logging onto the Investor Relations section of the Company’s website at https://ir.brazilpotash.com. A replay of the webcast will be available following the call.

About Brazil Potash

Brazil Potash (NYSE-American: GRO) (www.brazilpotash.com) is developing the Autazes Project to supply sustainable fertilizers to one of the world’s largest agricultural exporters. Brazil is critical for global food security as the country has amongst the highest amounts of fresh water, arable land, and an ideal climate for year-round crop growth, but it is vulnerable as it imported over 95% of its potash fertilizer in 2021, despite having what is anticipated to be one of the world’s largest undeveloped potash basins in its own backyard. The potash produced will be transported primarily using low-cost river barges on an inland river system in partnership with Amaggi (www.amaggi.com.br), one of Brazil’s largest farmers and logistical operators of agricultural products. With an initial planned annual potash production of up to 2.4 million tons per year, Brazil Potash’s management believes it could potentially supply approximately 20% of the current potash demand in Brazil. Management anticipates 100% of Brazil Potash’s production will be sold domestically to reduce Brazil’s reliance on potash imports while concurrently mitigating approximately 1.4 million tons per year of GHG emissions.

Forward-Looking Statements Disclaimer

This press release includes forward-looking statements, which are statements that are not historical facts. Words such as “expects”, “anticipates” “believes” and “intends” or similar expressions are intended to identify forward-looking statements. Such forward-looking statements, including statements relating to the Autazes Project, the planned production of potash, the benefits of the Autazes Project, and the Brazil’s agricultural industry are subject to risks and uncertainties, many of which are beyond the control of the Company, including those described in the “Risk Factors” section of the Company’s annual report on Form 20-F for the fiscal year ended December 31, 2024, and the supplemented PREP prospectus filed in each of the provinces and territories of Canada, other than Québec. Readers are cautioned not to place undue reliance on any of these forward-looking statements. These forward-looking statements speak only as of the date hereof. The Company expressly disclaims any obligations or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in the Company’s expectations with respect thereto or any change in events, conditions or circumstances on which any statement is based, unless required by law.

Contact:

Brazil Potash Investor Relations

info@brazilpotash.com